Exhibit 12.1

AmerisourceBergen Corporation

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended September 30,					Six Months Ended March 31,
(in thousands, except ratios)	2009	2010	2011	2012	2013	2014
Determination of earnings:
Income from continuing operations before income taxes	$820,358	$1,012,176	$1,117,989	$1,216,873	$824,458	$426,818
Add:
Loss (income) on equity investments	1,109	700	607	380	113	(719)
Fixed charges (excluding capitalized interest)	68,236	83,003	85,960	103,746	86,989	44,611
Amortization of capitalized interest	1,024	1,098	1,193	1,443	1,635	838
Total earnings available for fixed charges	$890,727	$1,096,977	$1,205,749	$1,322,442	$913,195	$471,548

Fixed charges:
Interest expense	$59,186	$74,101	$78,329	$94,369	$75,047	$38,621
Capitalized interest	2,984	6,618	3,367	504	—	—
Estimated interest portion of rent expense	9,050	8,902	7,631	9,377	11,942	5,990
Total fixed charges	$71,220	$89,621	$89,327	$104,250	$86,989	$44,611

Ratio of earnings to fixed charges	12.5	12.2	13.5	12.7	10.5	10.6